Exhibit 99.1

NR: 22-25 | November 1, 2022

Skeena Extends Eskay Creek Rift with New Discovery

Intersecting 4.46 g/t AuEq over 32.19 metres

Vancouver, BC (November 1, 2022) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) is pleased to announce drilling results from the very first deep drill hole that successfully intersected the down dip extension of the Eskay Creek Deposits as part of the ongoing 2022 regional and near mine exploration programs at the Eskay Creek gold-silver Project (“Eskay Creek” or the “Project”) in the Golden Triangle of British Columbia. Analytical results and reference images from the recently completed drill hole SK-22-1081 are detailed in this release as well as on the Company’s website.

Eskay Creek Rift Extended to Depth with New Mineralization

Exploratory drill hole SK-22-1081 has identified a completely new occurrence of Rhyolite-hosted mineralization situated 650 metres down dip of the NEX Zone in the Eskay Deeps. This very broad interval grades 3.79 g/t Au, 59.4 g/t Ag (4.46 g/t AuEq) over 32.19 metres and includes numerous high tenor subintervals including 10.15 g/t Au, 44.0 g/t Ag (10.64 g/t AuEq) over 1.00 metres, and 2.33 g/t Au, 699.0 g/t Ag (10.18 g/t AuEq) over 1.00 metres. Full assays for the entire intersection are detailed in Table 1 below.

Situated at a vertical depth of 850 metres below surface, the new gold-silver mineralization is hosted entirely within altered Rhyolite Breccias which begin four metres below a very thin (<1 metre) and unmineralized layer of Contact Mudstone. The stratigraphic sequence, styles of mineralization, alteration and geochemical signatures are all analogous to those observed throughout the main Eskay Creek Deposits.

“This new discovery suggests significant exploration potential north and west of the currently defined resources for the Project. This also unequivocally demonstrates that the Eskay Creek mineralized system is still thriving at depth”, commented Paul Geddes, the Company’s Senior Vice President of Exploration and Resource Development.

Walter Coles, the Company’s Executive Chairman goes on to explain, “Preliminary drill testing of the Eskay Deeps was necessary to investigate the true size potential of the Eskay Rift. It is still early days, but we are excited by this discovery as it opens up an entirely new area for underground exploration.”

Interpretation and Implications for Further Exploration

Supported by modern geophysical data, lithogeochemical and structural studies, this new intersection corroborates the current thesis that the strike extension of the entire Eskay Creek Rift north of the NEX Zone has been offset northwest of its previously inferred trend. Due to the paucity of historical drilling, the area west of the formerly interpreted extension provides for exceptional exploration potential especially considering this new occurrence of feeder style mineralization.

Contact Mudstone Discussion

As previously mentioned, the new Eskay Deeps mineralization is entirely hosted within altered Rhyolite Breccias consistent with footwall feeder style mineralization observed throughout other ore bodies that comprise the Eskay Creek Deposits. The thin and unmineralized interval of Contact Mudstone immediately overlying the feeder mineralization is not uncommon at Eskay Creek especially within the 21 Zones and most recently in the newly outlined 21A West Zone. In the main deposits, exhalative, high-grade Contact Mudstone-hosted mineralization typically occurs within 150 metres of mineralized, synvolcanic feeder systems.

Historical Drilling Campaigns – Selective Sampling

Surface based drilling campaigns were performed by previous operators on very widely spaced drill centers in the Eskay Deeps, with an emphasis to the north-east and often exceeding 100 metres between holes. Unfortunately, as is the case with this era of drilling, sampling of the drill holes was selective and incomplete as the focus for exploration at the time was high grade Contact Mudstone hosted mineralization. An example of this situation is illustrated by historical 2004 drill hole C04-1291 which is situated approximately 100 metres grid east of the new discovery and was only selectively sampled. Due to the ground conditions and less advanced drilling technologies available at the time, many of the drill holes were unable to achieve target depth and were abandoned prematurely.

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Feasibility Study for Eskay Creek in September 2022 which highlights an open-pit average grade of 4.00 g/t AuEq, an after-tax NPV5% of C$1.4B, 50% IRR, and a 1-year payback at US$1,700/oz Au and US$19/oz Ag. Skeena is currently continuing exploration drilling at Eskay Creek.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.	Randy Reichert
Executive Chairman	President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Raegan Markel, P.Geo. and Director of Exploration, Adrian Newton P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Senior Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the results of the Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2021, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 31, 2022. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2021, its most recently filed interim MD&A, the AIF dated March 31, 2022, the base shelf prospectus dated November 11, 2020, the prospectus supplement to the Company’s base shelf prospectus dated September 20, 2022 and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources

Skeena’s mineral reserves and mineral resources included or incorporated by reference herein have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”). These standards differ significantly from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”). Skeena is not currently subject to the SEC Modernization Rules. Accordingly, Skeena’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had Skeena prepared the information under the standards adopted under the SEC Modernization Rules.

In addition, investors are cautioned not to assume that any part or all of Skeena’s mineral resources constitute or will be converted into reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral resources that Skeena reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies, except in rare cases where permitted under NI 43-101.

For these reasons, the mineral reserve and mineral resource estimates and related information presented herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Table 1: SK-22-1081 Eskay Creek Project 2022 Exploratory Drilling Campaign Length-Weighted Drill Hole Composite and Assays:

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)
SK-22-1081	855.69	887.88	32.19	3.79	59.4	4.46
INCLUDING	855.69	857.00	1.31	5.05	87.0	6.03
AND	857.00	858.50	1.50	2.53	72.3	3.34
AND	858.50	860.00	1.50	1.01	19.9	1.23
AND	860.00	861.50	1.50	1.51	13.2	1.66
AND	861.50	863.00	1.50	2.21	26.2	2.50
AND	863.00	863.76	0.76	1.96	14.6	2.12
AND	863.76	865.00	1.24	5.24	40.9	5.70
AND	865.00	866.00	1.00	3.91	18.4	4.12
AND	866.00	867.00	1.00	5.48	24.6	5.76
AND	867.00	868.00	1.00	10.15	44.0	10.64
AND	868.00	869.00	1.00	9.51	48.0	10.05
AND	869.00	870.00	1.00	6.39	22.7	6.65
AND	870.00	871.05	1.05	3.60	10.4	3.72
AND	871.05	872.25	1.20	4.26	6.8	4.34
AND	872.25	873.50	1.25	5.43	13.1	5.58
AND	873.50	875.00	1.50	2.31	11.5	2.44
AND	875.00	876.50	1.50	0.97	6.8	1.05
AND	876.50	878.00	1.50	2.49	6.5	2.56
AND	878.00	879.50	1.50	2.79	5.0	2.85
AND	879.50	881.00	1.50	4.80	28.3	5.12
AND	881.00	882.00	1.00	3.72	122.0	5.09
AND	882.00	883.00	1.00	2.33	699.0	10.18
AND	883.00	884.00	1.00	1.62	66.4	2.37
AND	884.00	885.50	1.50	2.48	92.8	3.52
AND	885.50	887.00	1.50	4.50	142.0	6.10
AND	887.00	887.88	0.88	8.34	21.1	8.58
SK-22-1081	892.00	893.50	1.50	4.77	6.5	4.84
SK-22-1081	982.71	988.00	5.29	1.01	2.4	1.04
SK-22-1081	995.50	997.00	1.50	2.08	1.2	2.09

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 90]. True widths and zone geometries cannot be definitively determined at this time. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

Table 2: SK-22-1081 Mine Grid Drill Hole Location and Orientation:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-22-1081	9979.5	11939.6	813.5	1493.0	337.0	-90.0